CBL & Associates Properties, Inc.

CBL Center

2030 Hamilton Place Blvd., Suite 500

Chattanooga, TN 37421

July 8, 2025

Mr. Eric McPhee

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CBL & ASSOCIATES PROPERTIES INC
Form 10-K for the year ended December 31, 2024
Form 8-K Filed May 5, 2025
File No. 001-12494

On behalf of CBL & Associates Properties, Inc. (the “Company,” “our” or “we”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by email dated June 23, 2025. We have reproduced below the full text of the Staff’s comment in italics, which is followed by the Company’s corresponding response.

Form 8-K filed May 5, 2025

Exhibit 99.1

Outlook and Guidance, page 4

1.
Reference is made to your presentation of Outlook and Guidance information which includes 2025 Same-Center NOI. In future filings, please revise to provide a reconciliation, to the extent available without unreasonable efforts, of the differences between forward-looking Same-Center NOI and the most directly comparable GAAP financial measure. Reference is made to Item 10(e)(1)(i)(B) of Regulation S-K. To the extent you utilize the unreasonable efforts exception, please disclose reliance upon the exception, identifying the information that is unavailable, and its probable significance. Reference is made to Question 102.10(b) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We acknowledge the Staff’s comment and confirm that in future filings we will provide a reconciliation of the differences between forward-looking Same-Center NOI and the most directly comparable GAAP financial measure, which we have identified as Net Income. We respectfully submit that beginning with the Earnings Release and Supplemental Financial and Operating Information that will be included as Exhibit 99.1 to the Form 8-K to be furnished in connection with the quarter ended June 30, 2025, we will revise our Outlook and Guidance Information to include a reconciliation of the differences between forward-looking Same-Center NOI and Net Income. The following represents the revised disclosure that we propose to include, using information as of March 31, 2025 as an example with the revisions underlined:

OUTLOOK AND GUIDANCE

Based on Management's expectations, CBL is reiterating FFO, as adjusted, guidance for 2025 in the range of $6.98 - $7.34 per share. Management anticipates same-center NOI for full-year 2025 in the range of (2.0)% to 0.5%.

	Low	High
2025 Net income (in millions)	$27.6	$38.6
2025 FFO, as adjusted (in millions)	$213.0	$224.0
2025 WA Share Count	30.5	30.5
2025 FFO, as adjusted, per share	$6.98	$7.34
2025 Same-Center NOI ("SC NOI") (in millions)	$427.0	$438.0
2025 change in same-center NOI	(2.0)%	0.5%

Reconciliation of GAAP Earnings Per Share to 2025 FFO, as Adjusted, Per Share:

	Low	High
Expected diluted earnings per common share	$0.91	$1.27
Depreciation and amortization	4.93	4.93
Gain on depreciable property	(0.71)	(0.71)
Expected FFO, per diluted, fully converted common share	5.13	5.49
Debt discount accretion, net of noncontrolling interests' share	1.13	1.13
Loss on extinguishment of debt	0.01	0.01
Adjustment for unconsolidated affiliates with negative investment	0.70	0.70
Non-cash default interest expense	0.01	0.01
Expected FFO, as adjusted, per diluted, fully converted common share	$6.98	$7.34

Reconciliation of Net Income to SC NOI (in millions)

	Low	High
Net income (loss)	$27.6	$38.6
Adjustments (1):
Depreciation and amortization	150.2	150.2
Gain on depreciable property	(21.7)	(21.7)
Adjustments for unconsolidated affiliates(2)	28.3	28.3
Non-comparable property NOI	(4.4)	(4.4)
Other (income) expenses, net(3)	187.9	187.9
Non-property (income) expenses, net(4)	59.1	59.1

Total Same-Center NOI	$427.0	$438.0
(1)
Adjustments are based on our Operating Partnership’s pro rata ownership share, including our share of unconsolidated affiliates and excluding noncontrolling interests’ share of consolidated properties
(2)
GAAP adjustments for unconsolidated affiliates, including those with negative investment.
(3)
Property-level (income) expenses, net, that are not included in NOI, including but not limited to, interest expense, gains on sales of non-depreciable real estate assets, straight-line rent and above- and below-market lease amortization.
(4)
Non-property (income) expenses, net, that are not included in NOI, including but not limited to, fee income and general and administrative expenses.

2025 Estimate of Capital Items (in millions):

	Low	High
2025 Estimated maintenance capital/tenant allowances (1)	$40.0	$55.0
2025 Estimated development/redevelopment expenditures	7.5	12.5
2025 Estimated principal amortization (including est. term loan ECF)	90.0	100.0
Total Estimate	$137.5	$167.5

(1) Excludes amounts related to properties which have 100% of the cash flows from such properties restricted under the terms of the respective loan agreements as further described on page 17 of the Financial Supplement.

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001, or our counsel Steve Barrett with Husch Blackwell LLP at (423) 757-5905.

Sincerely,

/s/ Benjamin W. Jaenicke
Benjamin W. Jaenicke
Executive Vice President -
Chief Financial Officer and Treasurer